SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 15, 2007

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated February 15, 2007 announcing its results for 2006.

February 15th, 2007

GROUPE DANONE

2006 Final Results

Strong top line performance (+9.7%) with net income from

continuing operations at +15.8% and EPS growth at +17.9%

Highlights

•	Full year like-for-like sales up 9.7%

•	Trading operating income of €1,914 million up 10.1%

•	Increase in trading operating margin of 32 bp on a like-for-like basis

•	Net income from continuing operations of €1,194 million up 15.8%

•	Underlying EPS (fully diluted) from continuing activities up 17.9%

•	Proposed dividend of €2.0 per share

•	Like-for-like sales growth and margin progression objectives reaffirmed for 2007

Franck	Riboud, Chairman and CEO of Groupe DANONE commented:

“2006 was another year of strong performance and progress at Danone. We saw excellent top line growth in the period, which exceeded our targets, helped by a strong second half performance and an exceptionally strong Q4. Profitability also increased on a like-for-like basis at both the operating and net income levels with margins growing strongly for the twelfth consecutive year. Growth is driven by our clear strategic focus on innovation, our strength in healthy foods, our strong market positions and by enhancing our geographical footprint in existing and new territories. We enter the new financial year in a strong position, confirming our recently upgraded guidance, well placed to actively pursue both organic and non-organic growth.”

For further information:	1
Corporate Communication : + 33 1 44 35 20 75 – Investor Relations : +33 1 44 35 20 76
GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax +33 1 44 35 24 80

The Board of Directors of Groupe DANONE, having met on February 14th, 2007, approved the 2006 audited consolidated accounts:

KEY FIGURES	2005	2006	Growth
(€ million)

Net Sales	13,024	14,073	+8.1%
			+9.7% [1]
Trading operating income	1,738	1,914	+10.1%

Trading operating margin	13.35%	13.60%	+25 bp
			+32 bp on like
			-for-like [1]
Underlying net income from continuing activities	1,031	1,194	+15.8%

Underlying EPS fully diluted from continuing activities	4.14€	4.88€	+17.9%

Net income attributable to the parent	1,464	1,353

Free Cash Flow [2]	1,303	1,516	+16.4%

[1] : on a like-for-like basis (at constant scope of consolidation and exchange rates)

[2] : Cash flow from operations less capital expenditures (net of disposals) and change in working capital

Like-for-like sales growth of +9.7%

Consolidated net sales of Groupe DANONE amounted to € 14,073 million in 2006, an increase of +8.1% vs. last year on a reported basis. Changes in both exchange rates and scope of consolidation had negative impacts of -0.2% and -1.4%, respectively.

On a like-for-like basis, sales increased by +9.7% for the full year of 2006.

Sales by business line and by geographical area for 2006 are as follows:

(€ million)	FY	FY	Growth
	2005	2006	like-for-like
BY BUSINESS LINE
Fresh Dairy Products	7,184	7,934	+ 9.2%
Beverages	3,473	3,942	+14.8%
Biscuits and Cereal Products	2,367	2,197	+ 3.1%

BY GEOGRAPHICAL AREA
Europe	8,179	8,582	+ 5.1%
Asia	2,235	2,429	+20.6%
Rest of World	2,610	3,062	+16.0%

Group	13,024	14,073	+ 9.7%

The organic growth of +9.7% is derived from a +7.1% rise in volume and a +2.6% rise in value.

For further information:	2
Corporate Communication : + 33 1 44 35 20 75 – Investor Relations : +33 1 44 35 20 76
GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax +33 1 44 35 24 80

Fresh Dairy continued its broad-based growth (+9.2%) with its four blockbuster brands (Actimel, Activia, Danonino, Vitalinea) growing at more than 15%. France grew in low single-digits, while the rest of Europe grew in high single-digits, driven by the continued very strong performance in Russia, with all other countries growing healthily. Latin America grew above 20% with all geographies contributing evenly. North America grew above 10% supported by the launch of Activia and the continuous expansion of Stonyfield Farm in the organic segment.

Beverages had an outstanding year with +14.8% growth, driven by the exceptional performance from new product innovation in Asia. In a difficult trading environment, France was in slight decline but has succeeded in gaining value market share in the plain still water segment, as well as in the healthy beverage segment. Europe (excluding France) grew at double-digit supported by the strong performance in Spain, Germany and Poland.

Biscuits had an excellent year with +3.1% growth, demonstrating the division’s contribution to the Group’s profitable growth model. France was in positive territory, and although Eastern Europe has still not returned to growth, Poland has confirmed its turn-around, while Spain and Italy continued to have excellent results.

4th quarter 2006

The 4th quarter’s record +11.5% growth on a like-for-like basis was driven by the stronger-than-expected performance of beverage innovation in China, and a strong year-end in France which benefited from a low historical comparison.

Like-for-like sales growth by business line and geographical area for 2006 are as follows:

	9 months	4th quarter	Full year

BY BUSINESS LINE
Fresh Dairy Products	+ 9.1%	+ 9.6%	+ 9.2%
Beverages	+13.1%	+21.7%	+14.8%
Biscuits & Cereal Products	+ 2.8%	+ 3.8%	+ 3.1%
BY GEOGRAPHICAL AREA
Europe	+ 4.8%	+ 6.2%	+ 5.1%
Asia	+18.5%	+30.4%	+20.6%
Rest of World	+15.6%	+17.2%	+16.0%

Group	+ 9.1%	+11.5%	+ 9.7%

4th quarter net sales increased by +4.1% on a reported basis. Changes in both exchange rates and scope of consolidation had negative impacts of -3.7% each.

The organic growth is derived from +8.7% rise in volume and 2.8% rise in value.

For further information:	3
Corporate Communication : + 33 1 44 35 20 75 – Investor Relations : +33 1 44 35 20 76
GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax +33 1 44 35 24 80

2.	Trading operating margin increased +32 basis points on a like-for-like basis

In 2006, the trading operating margin continued to grow for the twelfth consecutive year, reaching 13.6%, up by 25 basis points vs. 2005 on a reported basis.

At constant scope of consolidation and exchange rate, the Group’s profitability increased by +32 bp, driven by continued value-added innovation, productivity and fixed cost leverage, which fully compensated country mix and input cost headwinds at Group level. On a fully central cost allocated basis, the Fresh Dairy business line gained +68 bp, benefiting from overall stable milk prices and favorable other raw material prices and reflecting the continued success of innovation and higher margin blockbuster brands. The margin of Beverages decreased by -20 bp, strongly impacted by very unfavorable PET and sugar prices (particularly in Asia) and an unbalanced country mix resulting from China’s exceptionally strong top-line performance in Q4. Biscuits maintained a stable margin thanks to overall neutral input costs and strong productivity which offset a negative geographic margin mix.

Trading operating income and margin by business line and geographical area

BY BUSINESS LINE	2005*	2006*	Like-for-like progression
(€ million)
Fresh Dairy Products	965	1,109	+68 bp
Beverages	448	504	-20 bp
Biscuits & Cereal Products	325	301	-1 bp
Group	1,738	1,914	+32 bp

BY GEOGRAPHICAL AREA	2005*	2006*	Like-for-like progression
(€ million)
Europe	1,204	1,295	+33 bp
Asia	239	244	-15 bp
Rest of World	295	375	+125 bp
Group	1,738	1,914	+32 bp

* Central costs fully allocated to business lines

For further information:	4
Corporate Communication : + 33 1 44 35 20 75 – Investor Relations : +33 1 44 35 20 76
GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax +33 1 44 35 24 80

3.	Underlying EPS (fully diluted) from continuing activities up +17.9%

Underlying Earning Per Share from continuing activities (fully diluted) grew +17.9%, from € 4.14 in 2005 to € 4.88 in 2006.

Underlying net income from continuing activities amounted to € 1,194 million in 2006, compared to € 1,031 million in 2005, showing an increase of +15.8%. This improvement is driven by the improved trading operating income at +10,1%, coupled with lower financing costs as a result of lower average debt and an optimized tax charge.

2006 net income attributable to parent (€ 1,353 million) is lower than in 2005 as a result of a lower income from the discontinued sauces activities. In 2006, it mainly reflects the gain on the sale of Amoy Foods (after the disposal of HP Foods in 2005).

The non-current net income from continuing operations of € 11 million reflects several movements:

•	The net capital gain resulting from the disposal of Griffins (biscuits business in New Zealand) and of the HOD business in Canada, for approximately € 30 million
•	The impairment charges on Robust (Beverage business in China) and the European HOD business, for approximately € 170 million
•	A recognition of a deferred tax asset, linked to prior year losses of the US HOD businesses, for approximately € 150 million

(€ million)	2005	2006

TRADING OPERATING INCOME	1,738	1,914
Other operating items	(32)	(40)
OPERATING INCOME	1,706	1,874
Cost of net debt	(101)	(37)
Other financial items	(9)	(31)
Income tax	(473)	(360)
NET INCOME OF CONSOLIDATED COMPANIES	1,123	1,446
Share in net income of affiliates	44	(40)
Net income of discontinued activities	504	154
NET INCOME	1,671	1,560
Attributable to minority interests	207	207
Attributable to the parent	1,464	1,353

(€ million)	2005	2006

NET INCOME ATTRIBUTABLE TO THE PARENT	1,464	1,353
• Non current net income from continuing operations	(71)	11
• Net income from discontinued operations	504	148
• UNDERLYING NET INCOME FROM	1,031	1,194
CONTINUING OPERATIONS		+15.8%

For further information:	5
Corporate Communication : + 33 1 44 35 20 75 – Investor Relations : +33 1 44 35 20 76
GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax +33 1 44 35 24 80

4.	Financing

Free cash flow continued to grow in 2006, up +16.4% from 2005, driven both by the solid growth in cash flow from operations and further optimization of working capital.

The increase in capital expenditure to € 692 million in 2006 (4.9% of net sales) from € 607 million in 2005 (4.7% of net sales) reflects the Group’s strategy to increase its production and distribution capacity in its fast-growing countries.

Net financial debt dropped from € 3,572 million at year-end 2005, to € 2,902 million at the end of 2006.

Financial investments amounted to € 575 million in 2006. Disposals of activities or participations amounted to € 607 million.

The Group has used its share buyback program authorization for € 731 million in 2006.

5.	Dividend and share buyback

The Board will ask the shareholders to approve, at the Annual General Meeting of Shareholders which will be held on April 26th, 2007, a dividend distribution of € 2 per share for 2006, representing an increase of +17.7% compared to the previous year. The dividend will be paid on May 10th 2007.

Taking into consideration the financial flexibility of the Group, the company plans to actively use its share buy-back authorization in 2007.

6.	2007 preliminary targets

For 2007, Groupe DANONE is confident that it will achieve its targets of:

•    like-for-like sales growth between +6% and +8%

•    trading operating income growth between +7% and +10%, and trading operating margin progression in excess of +20 bp (on a like-for-like basis)

•    underlying earnings per share growth above +10%.

o o O o o

2007 First Quarter Sales will be published on April 24th, 2007 Shareholder’s Annual Meeting will be held on April 26th, 2007

o o O o o

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For further information:	6
Corporate Communication : + 33 1 44 35 20 75 – Investor Relations : +33 1 44 35 20 76
GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax +33 1 44 35 24 80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: February 15, 2007	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer